Exhibit 99.1

OSSEN INNOVATION CO., LTD.

518 Shangcheng Road, Floor 17
Shanghai, 200120
People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held December 8, 2017

To the Shareholders of Ossen Innovation Co., Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of Ossen Innovation Co., Ltd. (the “Company”) will be held on December 8, 2017 at 10:00 A.M. Beijing Time at the Company’s headquarters, located at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China. The meeting is called for the following purposes:

1.	To elect a board of six directors;

2.	To ratify the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company’s independent registered accounting firm for the fiscal year ending December 31, 2017; and

3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on November 8, 2017 (the “Record Date”) has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about November 16, 2017.

Holders of the Company’s ordinary shares, par value $0.01 per share (the “Shares”), whose names are on the register of members of the Company at the close of business on the Record Date are cordially invited to attend the meeting in person as well as any adjourned or postponed meeting thereof. Holders of the Company’s American Depositary Shares (“ADS’s”) who wish to exercise their voting rights for the underlying Shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. You may obtain directions to the meeting by calling +86 (21) 6888-8886.

The Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://ir.osseninnovation.com.

By Order of the Board of Directors,

/s/ Wei Hua
Wei Hua
Chief Executive Officer

Dated: November 7, 2017